March 29, 2010

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporate Finance
Mail Room 4561
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Ms. Stephani Bouvet
Mr. Mark P. Shuman

Re:	Sonic Solutions
Registration Statement on Form S-3
Filed March 15, 2010
File No. 333-165491

Ladies and Gentlemen:

Sonic Solutions (the “Company”) respectfully submits this letter in response to comments from the Staff of the Securities and Exchange Commission (the “SEC”) received by letter dated March 24, 2010, relating to the Company’s Registration Statement on Form S-3 (File No. 333-165491), filed with the Commission on March 15, 2010 (the “Form S-3”).

The Company filed via EDGAR Amendment No. 1 to the Registration Statement.

In this letter, the Company has recited the comments from the Staff in italicized, bold type and has followed each comment with the Company’s response thereto.

Registration Statement on Form S-3

Description of Capital Stock, page 6

1.
We note the disclaimer that the prospectus text is qualified in its entirety by reference to information that is not included in the prospectus.  By qualifying these statements in their entirety, you appear to suggest that the prospectus text may not satisfy the disclosure standards specified in Rule 408.  Please narrow the disclaimer accordingly.

In response to the Staff’s comment, the Company has revised the disclaimer on page 6 of the Registration Statement to narrow its qualifications.

Exhibit 5.1

2.
On page 10 you state that the warrants and warrant agreements will be governed by New York law.  The legal opinion of Morrison & Foerster LLP expresses no opinion as to matters of any law, other than the laws of California and the United States.  The legality opinion should be revised to address matters of New York law and should opine that the warrants are binding obligations of the company.  Refer to Item 601(b)5) of Regulation S-K.

In response to the Staff’s comment, the legal opinion of Morrison & Foerster LLP has been revised to address matters of New York law and include an opinion that the warrants are binding obligations of the Company.

Please direct your questions or comments regarding this letter or Amendment No. 1 to the Registration Statement to the undersigned at (415) 893-8000.  Thank you for your assistance.

Sincerely,

SONIC SOLUTIONS

By:  /s/ Paul F. Norris

Name:  Paul F. Norris
Title:    Executive Vice President, Chief Financial Officer
 and General Counsel

cc:

James R. Tanenbaum
Nilene R. Evans
Morrison & Foerster LLP